Exhibit 99.1

Niu Technologies Announces Fourth Quarter and Full Year 2020 Financial Results

-- Fourth Quarter Total volume of e-scooter sales up 41.6% year over year

-- Fourth Quarter Revenues of RMB 672.0 million, up 25.3% year over year

-- Fourth Quarter Net income of RMB 58.2 million, compared with RMB 60.7 million in the fourth quarter of last year

-- Full Year Total volume of e-scooter sales up 42.8% year over year

-- Full Year Revenues of RMB 2,444.3 million, up 17.7% year over year

-- Full Year Net income of RMB 168.7 million, compared with net income of RMB 190.1 million in 2019

BEIJING, China, March 8, 2021 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights

•	Revenues were RMB 672.0 million, an increase of 25.3% year over year
•	Gross margin was 25.2%, compared with 26.1% in the fourth quarter of last year
•	Net income was RMB 58.2 million, compared with RMB 60.7 million in the fourth quarter of last year
•	Adjusted net income (non-GAAP)[1] was RMB 68.6 million, compared with RMB 68.5 million in the fourth quarter of last year

Fourth Quarter 2020 Operating Highlights

•	The number of e-scooters sold reached 150,465, up 41.6% year over year
•	The number of e-scooters sold in China reached 137,586, up 35.0% year over year
•	The number of e-scooters sold in the international markets reached 12,879, up 197.1% year over year
•	The number of franchised stores in China was 1,616, an increase of 350 since September 30, 2020
•	International sales network expanded to 36 distributors covering 46 countries

Dr. Yan Li, Chief Executive Officer of the Company, commented: “Our international markets sales volume increased by 197% year over year. We are very pleased to see the strong sales growth in the international markets despite the rebound of COVID-19. In China, we continued to expand retail sales network and opened 350 stores during the fourth quarter. In 2021, we plan to launch new products in domestic and international markets and provide more offerings to our customers. We will also accelerate the retail network expansion and penetrate further into the lower-tier cities in China. We are very excited about the growth prospective of our business and look forward to the continued growth.”

1 Adjusted net income (non-GAAP) is defined as net income excluding share-based compensation expense.

Fourth Quarter 2020 Financial Results

Revenues were RMB 672.0 million, an increase of 25.3% year over year, due to higher sales volume of 41.6%, partially offset by decreased revenues per e-scooter of 11.5%. The following table shows the revenues breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2020 Q4	2019 Q4	% change YoY
E-scooter sales from China market	461.7	406.0	+13.7%
E-scooter sales from international markets	115.6	43.0	+168.8%
E-scooter sales, sub-total	577.3	449.0	+28.6%
Accessories, spare parts and services	94.7	87.1	+8.7%
Total	672.0	536.1	+25.3%

Revenues per e-scooter (in RMB)	2020 Q4	2019 Q4	% change YoY
E-scooter sales from China market[2]	3,355	3,983	-15.8%
E-scooter sales from international markets[2]	8,979	9,924	-9.5%
E-scooter sales	3,837	4,226	-9.2%
Accessories, spare parts and services[3]	629	820	-23.3%
Revenues per e-scooter	4,466	5,046	-11.5%

▪	E-scooter sales revenues from China market were RMB 461.7 million, an increase of 13.7%, and represented 80.0% of total e-scooter revenues. The increase was mainly driven by retail network expansion and new product launches in China.
▪	E-scooter sales revenues from international markets were RMB 115.6 million, an increase of 168.8%, and represented 20.0% of total e-scooter revenues. The increase was mainly driven by higher sales volume in the international markets.
▪	Accessories, spare parts sales and service revenues were RMB 94.7 million, an increase of 8.7% and represented 14.1% of total revenues. The increase was mainly due to higher sales from China market.
▪	Decreased revenues per e-scooter was mainly driven by the sales of new product G0 which has a lower sales price compared with other models, higher sales volume rebate to distributors and lower revenues per e-scooter from accessories, spare parts and services as a result of decrease in accessories and spare parts sales from international markets.

Cost of revenues was RMB 502.9 million, an increase of 27.0% year over year, mainly due to higher e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 3,343, down 10.3% from RMB 3,726 in the fourth quarter 2019 mainly due to change in product mix and lower raw materials cost.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international market in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Gross margin was 25.2%, compared with 26.1% in the same period of 2019. The decrease was mainly due to higher sales volume rebate to distributors and unfavorable change in product mix, partially offset by cost savings.

Operating expenses were RMB 119.9 million, an increase of 27.3% from the same period of 2019. Operating expenses as a percentage of revenues was 17.8%, compared with 17.6% in the fourth quarter of 2019.

▪	Selling and marketing expenses were RMB 60.1 million (including RMB 2.7 million of share-based compensation), an increase of 23.1% from RMB 48.9 million in the fourth quarter of 2019. The increase was mainly due to the increase in advertising and promotion expense of RMB 9.5 million, the increase in staff cost of RMB 4.5 million, the increase in depreciation and amortization expense of RMB 1.4 million which was due to opening of new franchised stores, and the increase of share-based compensation expenses of RMB 1.1 million. The higher expenses were partially offset by the decrease of traveling and rental expense of RMB 2.2 million and the decrease in product certification fee of RMB 2.0 million. Selling and marketing expenses as a percentage of revenues was 9.0% compared with 9.1% in the fourth quarter of 2019.
▪	Research and development expenses were RMB 29.7 million (including RMB 2.8 million of share-based compensation), an increase of 55.7% from RMB 19.1 million in the fourth quarter of 2019, mainly due to the increase in staff cost of RMB 4.1 million, the increase in design expense of RMB 3.9 million due to more new product development, and the increase in share-based compensation expenses of RMB 0.9 million. Research and development expenses as a percentage of revenues was 4.4%, compared with 3.6% in the fourth quarter of 2019.
▪	General and administrative expenses were RMB 30.1 million (including RMB 4.7 million of share-based compensation), an increase of 14.5% from RMB 26.3 million in the fourth quarter of 2019, mainly due to the increase in foreign currency exchange loss of RMB 3.1 million, the increase in office expense of RMB 2.4 million, the increase in rental, depreciation and amortization expense of RMB 1.5 million, and the increase in share-based compensation expenses of RMB 0.6 million. The higher expenses were partially offset by the decrease of provision for bad debt of RMB 3.0 million and the decrease of professional fees of RMB 0.7 million. General and administrative expenses as a percentage of revenues was 4.5%, compared with 4.9% in the fourth quarter of 2019.

Operating expenses excluding share-based compensation were RMB 109.7 million, increased by 26.8% year over year, and represented 16.3% of revenues, compared with 16.1% in the fourth quarter of 2019.

▪	Selling and marketing expenses excluding share-based compensation were RMB 57.5 million, an increase of 21.6% year over year, and represented 8.6% of revenues, compared with 8.8% in the fourth quarter of 2019.
▪	Research and development expenses excluding share-based compensation were RMB 26.9 million, an increase of 56.8% year over year, and represented 4.0% of revenues, compared with 3.2% in the fourth quarter of 2019.
▪	General and administrative expenses excluding share-based compensation were RMB 25.4 million, an increase of 14.7% year over year, and represented 3.8% of revenues, compared with 4.1% in the fourth quarter of 2019.

Government grants were RMB 13.2 million, decreased by RMB 0.2 million from the same period of 2019.

Share-based compensation was RMB 10.4 million, an increase of RMB 2.6 million from the same period of 2019.

Income tax expense was RMB 13.6 million, an increase of RMB 13.1 million from the same period of 2019.

Net income was RMB 58.2 million, compared with RMB 60.7 million in the fourth quarter of 2019. The net income margin was 8.7%, compared with 11.3% in the same period of 2019.

Adjusted net income (non-GAAP) was RMB 68.6 million, compared with RMB 68.5 million in the fourth quarter of 2019. The adjusted net income margin4 was 10.2%, compared with 12.8% in the same period of 2019.

Basic and diluted net income per ADS were RMB 0.76 (US$ 0.12) and RMB 0.73 (US$ 0.11), respectively.

Full Year 2020 Financial Results

Revenues were RMB 2,444.3 million, an increase of 17.7%, mainly driven by increases in e-scooter sales volume of 42.8%. China represented 86.7% of revenues from e-scooter sales, and overseas markets represented 13.3%. The following table shows the revenues breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2020 Full Year	2019 Full Year	% change YoY
E-scooter sales from China market	1,857.3	1,520.3	+22.2%
E-scooter sales from international markets	286.0	267.0	+7.1%
E-scooter sales, sub-total	2,143.3	1,787.3	+19.9%
Accessories, spare parts and services	301.0	289.0	+4.2%
Total	2,444.3	2,076.3	+17.7%

Revenues per e-scooter (in RMB)	2020 Full Year	2019 Full Year	% change YoY
E-scooter sales from China market[2]	3,246	3,874	-16.2%
E-scooter sales from international markets[2]	9,694	9,250	+4.8%
E-scooter sales	3,562	4,242	-16.0%
Accessories, spare parts and services[3]	500	686	-27.1%
Revenues per e-scooter	4,062	4,928	-17.6%

Cost of revenues were RMB 1,885.2 million, an increase of 18.6%, mainly driven by higher e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 3,133, down 17.0% from RMB 3,773 in 2019.

Gross margin was 22.9%, decreased from 23.4% in 2019, mainly driven by change in product mix.

Operating expenses were RMB 411.0 million, an increase of 24.7% from RMB 329.7 million in 2019. Operating expenses as a percentage of revenues was 16.8%, compared with 15.9% in 2019.

4 Adjusted net income margin is defined as adjusted net income (non-GAAP) as a percentage of the revenues.

Operating expenses excluding share-based compensation were RMB 372.0 million, an increase of 19.9%, and represented 15.2% of revenues, compared with 14.9% in 2019.

Government grants were RMB 22.4 million, decreased by 7.4 million compared with the year of 2019.

Share-based compensation was RMB 39.6 million, an increase of RMB 20.0 million from RMB 19.6 million in 2019.

Income tax expense was RMB 21.1 million, an increase of RMB 12.9 million from the RMB 8.2 million in 2019.

Net income was RMB 168.7 million, a decrease of RMB 21.4 million from a net income of RMB 190.1 million in 2019. The net income margin was 6.9%, compared with 9.2% in 2019.

Adjusted net income (non-GAAP) was RMB 208.3 million, compared with an adjusted net income of RMB 209.7 million in 2019. The adjusted net income margin4 was 8.5% in 2020, compared with an adjusted net income margin of 10.1% in 2019.

Basic and diluted net income per ADS were RMB 2.24 (US$ 0.34) and RMB 2.14 (US$ 0.33) respectively.

Balance Sheet

As of December 31, 2020, the Company had cash and cash equivalents, term deposits and short-term investments of RMB 1,103.1 million in aggregate. The Company had restricted cash of RMB 168.5 million and short-term bank borrowings of RMB 180.0 million.

Business Outlook

NIU expects revenues of the first quarter 2021 to be in the range of RMB 420 million to RMB 478 million, representing a year-over-year increase of 80% to 105%. NIU expects the sales volume for full year 2021 to be in the range of 0.9 million to 1.1 million units, representing a year-over-year increase of 50% to 83%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation, which is subject to change in light of uncertainties and situations related to how COVID-19 develops.

Conference Call

The Company will host an earnings conference call on Monday, March 8, 2021 at 8:00 AM U.S. Eastern Time (9:00 PM Beijing/Hong Kong Time) to discuss its fourth quarter and full year 2020 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

Event:	Niu Technologies Fourth Quarter and Full Year 2020 Earnings Conference Call
Registration Link:	http://apac.directeventreg.com/registration/event/9774698
Conference ID:	9774698

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

A replay of the conference call can be accessed by phone two hours later at the following numbers until March 16, 2021.

United States	+1-855-452-5696
International	+61-281-990-299
Hong Kong	800-963-117
Mainland China	400-602-2065
Conference ID	9774698

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric bicycles and motorcycles. NIU has a product portfolio consisting of seven series, four e-scooter series, including NQi, MQi and UQi with smart functions and Gova, two urban commuter electric motorcycles series RQi and TQi, and a performance bicycle series, NIU Aero. Different series of products address the needs of different segments of modern urban residents and resolve the demands of different scenarios of urban travel, while being united through a common design language that emphasizes style, freedom and technology. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income and adjusted net income margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income is defined as net income excluding share-based compensation expenses. Adjusted net income margin is defined as adjusted net income as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results.”

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.5250 to US$ 1.00, the exchange rate in effect as of December 31, 2020, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

Jason Yang

Investor Relations Manager

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	279,945,942	227,004,137	34,789,906
Term deposits	174,404,554	130,498,000	19,999,693
Restricted cash	221,656,071	168,469,077	25,819,016
Short-term investments	310,439,321	745,608,877	114,269,560
Accounts receivable, net	115,228,700	101,320,063	15,527,979
Inventories	178,633,299	142,166,179	21,787,920
Prepayments and other current assets	30,982,131	32,832,088	5,031,738
Total current assets	1,311,290,018	1,547,898,421	237,225,812

Non-current assets
Property and equipment, net	150,891,344	199,045,061	30,504,990
Intangible assets, net	7,779,749	5,607,101	859,326
Land use right, net	34,355,936	48,835,120	7,484,310
Deferred income tax assets	-	14,593,376	2,236,533
Other non-current assets	6,522,561	30,830,304	4,724,951
Total non-current assets	199,549,590	298,910,962	45,810,110

Total assets	1,510,839,608	1,846,809,383	283,035,922

LIABILITIES
Current liabilities
Short-term bank borrowings	217,394,132	180,000,000	27,586,207
Accounts payable	258,988,264	395,826,435	60,663,055
Income taxes payable	3,013,805	14,555,094	2,230,666
Advance from customers	7,478,309	40,062,189	6,139,799
Deferred revenue-current	31,105,700	21,155,634	3,242,243
Accrued expenses and other current liabilities	175,533,397	171,657,604	26,307,679
Total current liabilities	693,513,607	823,256,956	126,169,649

Deferred revenue-non-current	2,171,033	4,176,458	640,070
Deferred income tax liability	1,265,780	1,109,479	170,035
Other non-current liabilities	22,358,968	24,892,246	3,814,905
Total non-current liabilities	25,795,781	30,178,183	4,625,010

Total liabilities	719,309,388	853,435,139	130,794,659

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	84,494	87,300	13,379
Class B ordinary shares	11,977	11,202	1,717
Additional paid-in capital	1,738,102,741	1,801,940,071	276,159,398
Accumulated other comprehensive loss	(12,368,224)	(43,016,027)	(6,592,495)
Accumulated deficit	(934,300,768)	(765,648,302)	(117,340,736)
Total shareholders’ equity	791,530,220	993,374,244	152,241,263

Total liabilities and shareholders’ equity	1,510,839,608	1,846,809,383	283,035,922

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended December 31,			Year ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues	536,106,506	671,989,578	102,986,909	2,076,289,101	2,444,328,764	374,609,772
Cost of revenues(a)	(395,945,845)	(502,944,163)	(77,079,565)	(1,589,738,548)	(1,885,180,256)	(288,916,514)
Gross profit	140,160,661	169,045,415	25,907,344	486,550,553	559,148,508	85,693,258

Operating expenses:
Selling and marketing expenses(a)	(48,879,563)	(60,147,102)	(9,217,947)	(182,872,514)	(200,761,383)	(30,768,028)
Research and development expenses(a)	(19,089,544)	(29,723,694)	(4,555,355)	(67,187,348)	(105,335,357)	(16,143,350)
General and administrative expenses(a)	(26,265,063)	(30,078,909)	(4,609,794)	(79,615,561)	(104,858,814)	(16,070,316)
Total operating expenses	(94,234,170)	(119,949,705)	(18,383,096)	(329,675,423)	(410,955,554)	(62,981,694)
Government grants	13,462,650	13,239,121	2,028,984	29,833,770	22,441,492	3,439,309
Operating income	59,389,141	62,334,831	9,553,232	186,708,900	170,634,446	26,150,873

Interest expense	(3,211,489)	(1,770,944)	(271,409)	(11,396,998)	(7,380,833)	(1,131,162)
Interest income	2,247,835	1,714,191	262,711	16,898,785	8,787,309	1,346,714
Investment income	2,706,871	9,488,916	1,454,240	6,088,425	17,697,800	2,712,307
Income before income taxes	61,132,358	71,766,994	10,998,774	198,299,112	189,738,722	29,078,732
Income tax expense	(426,039)	(13,571,895)	(2,079,984)	(8,214,341)	(21,086,256)	(3,231,610)
Net income	60,706,319	58,195,099	8,918,790	190,084,771	168,652,466	25,847,122

Other comprehensive income
Foreign currency translation adjustment	(7,896,898)	(15,473,522)	(2,371,421)	8,882,775	(30,137,470)	(4,618,769)
Unrealized gain on available for sale securities, net	633,923	(2,709,593)	(415,263)	1,535,923	(510,333)	(78,212)
Comprehensive income	53,443,344	40,011,984	6,132,106	200,503,469	138,004,663	21,150,141
Net income per ordinary share
—Basic	0.41	0.38	0.06	1.28	1.12	0.17
—Diluted	0.39	0.36	0.06	1.24	1.07	0.16
Net income per ADS
—Basic	0.81	0.76	0.12	2.55	2.24	0.34
—Diluted	0.79	0.73	0.11	2.48	2.14	0.33

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net income per ordinary share
—Basic	149,454,573	152,144,872	152,144,872	149,025,166	150,897,412	150,897,412
—Diluted	153,752,287	159,878,440	159,878,440	153,248,188	157,835,868	157,835,868
Weighted average number of ADS outstanding used in computing net income per ADS
—Basic	74,727,287	76,072,436	76,072,436	74,512,583	75,448,706	75,448,706
—Diluted	76,876,144	79,939,220	79,939,220	76,624,094	78,917,934	78,917,934

Note:

(a) Includes share-based compensation expense as follows:

	Three months ended December 31,			Year ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	77,390	163,783	25,101	292,011	643,683	98,649
Selling and marketing expenses	1,615,396	2,671,595	409,440	4,657,311	9,945,473	1,524,210
Research and development expenses	1,949,271	2,849,169	436,654	4,207,109	10,917,637	1,673,201
General and administrative expenses	4,142,493	4,704,964	721,067	10,466,345	18,102,122	2,774,272
Total share-based compensation expense	7,784,550	10,389,511	1,592,262	19,622,776	39,608,915	6,070,332

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three months ended December 31,			Year ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net income	60,706,319	58,195,099	8,918,790	190,084,771	168,652,466	25,847,122
Add:
Share-based compensation expense	7,784,550	10,389,511	1,592,262	19,622,776	39,608,915	6,070,332
Adjusted net income	68,490,869	68,584,610	10,511,052	209,707,547	208,261,381	31,917,454